Mail Stop 3561

March 11, 2008

J. Wayne Rodrigue, Jr.
Chief Executive Officer
Exousia Advanced Materials, Inc.
1200 Soldier's Field Drive, Suite 200
Sugar Land, TX 77479

> **Re: Exousia Advanced Materials, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **Form 10-QSB for the Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **Form 10-QSB/A for the Quarter Ended June 30, 2007**
> **Filed October 25, 2007**
> **File No. 000-51381**

Dear Mr. Rodrigue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Fiscal Year Ended December 31, 2006

Note G – Pending Acquisitions

Re-Engineered Composite Systems LLC and Engineered Particle Systems LLC

1.   We have reviewed your response to comment two of our letter dated September 5, 2007. We understand from your response that Exousia shareholders have a 40% ownership in these entities, Mr. Wayne Rodigue, your Chief Executive Officer, is also the President of Re-Engineered Composite Systems and Engineered Particle Systems and that Exousia is providing the management, accounting, purchasing, marketing, sales and R&D services for these companies through an operating agreement. Please provide a detailed analysis of the applicability of APB 18 (equity method accounting for investments), specifically paragraph 17. See also FIN 35. We may have further comments pending your response.

10-QSB for the Quarter Ended March 31, 2007

Notes to Unaudited Consolidated Financial Statements

Note 8 – Prepaid Expenses, Patents and Intangible Assets

2.   We have reviewed your response to comment 3 in our letter dated September 5, 2007 noting you believe that the $1,000,000 exclusivity fee in the Alliance Agreement paid to In-Pipe Technology is an intangible asset under SFAS No. 142. It appears from review of exhibit 10.4 that the agreement was entered into as a collaborative arrangement to develop, manufacture and market a dosing unit. Section 5(b) of the agreement states that the $1,000,000 fee was compensation for the efforts expended by In-Pipe through December 31, 2007 to complete the design of the dosing unit in the time required with a "royalty" based payment stream for the manufactured and sold units during the remaining portion of the contract. Based on this, it appears the fee relates the research and development of the dosage unit and should be expensed. Please advise or revise.

10-QSB/A for the Quarter Ended June 30, 2007

Item 3. Controls and Procedures

3.   We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B. Please revise your disclosure to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

10-QSB for the Quarter Ended September 30, 2007

Item 3. Controls and Procedures

4.   We note your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects:

- We note you conducted your evaluation within the 90-day time period prior to the filing of the report rather than as of the end of the period covered by the report.
- We note you cited the Exchange Act Rule 13a-14(c) and not the appropriate Rule 13a-15(e).
- We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please revise your disclosures to address the matters noted above.

Form 8-K filed January 11, 2008

Item 3.02 Unregistered Sales of Equity Securities

5.   We note that you had several issuances of common stock to employees and consultants for services performed or to be performed that will be valued at a discount to the market value. Please note that shares issued to employees or non-employees for goods or services should be valued at fair value of the goods or services received or the fair value of the equity instruments issued and should not be discounted for illiquidity, trading restrictions or block discounts. Please refer to the guidance in SFAS 123(R).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services